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Exhibit 21

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Subsidiaries of Registrant

Name	State or Other Jurisdiction of Incorporation
Aventine Renewable Energy, LLC	Delaware
Aventine Renewable Energy, Inc.	Delaware
Aventine Renewable Energy—Aurora West, LLC	Delaware
Aventine Renewable Energy—Mt Vernon, LLC	Delaware
Aventine Power, LLC	Delaware
Nebraska Energy, LLC	Kansas

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  Exhibit 21